                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                               Subject Company:  Wallace Computer Services, Inc.
                                                Commission File No.:  333-103205

MOORE LOGO                                                         NEWS RELEASE




                      MOORE CORPORATION LIMITED ANNOUNCES
                         MAY 27th TICKER SYMBOL CHANGE

MISSISSAUGA, ON and STAMFORD, CT (May 14, 2003) - Moore Corporation Limited ("Moore") (TSX, NYSE: MCL) announced that, effective May 27, 2003 and assuming the prior closing of the merger with Wallace Computer Services, Inc., the trading symbol for Moore's shares listed on the New York Stock Exchange and the Toronto Stock Exchange will be changed from "MCL" to "MWI". The introduction of the new ticker symbol coincides with the change in Moore's name from Moore Corporation Limited to Moore Wallace Incorporated ("Moore Wallace"), previously approved by Moore shareholders. Moore Wallace shares will begin trading under the new symbol as of market opening on May 27th. Trading will continue under the symbol "MCL" from the merger closing (which is expected to occur on or about May 15th), through May 23rd.
###

Founded in 1882, Moore Corporation Limited (TSE, NYSE: MCL) is the third largest diversified commercial printer in North America. Moore operates in three complementary business segments: Forms and Labels, Outsourcing and Commercial. The Forms and Labels business designs, manufactures and sells paper based and electronic business forms and labels and provides electronic print management solutions. The Outsourcing business provides high quality, high volume variably imaged print and mail, electronic statement and database management services. The Commercial business produces high-quality, multi-color personalized business communications and provides direct marketing services, including project, database and list management services. The Moore Internet address is www.moore.com

#########

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The most significant of these uncertainties are described in Moore's and Wallace's respective Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the pending acquisition of Wallace by Moore. Moore and Wallace undertake no obligation to update or revise any forward-looking statements.
________________

This communication is not a solicitation of a proxy from any security holder of Wallace Computer Services, Inc. Moore Corporation Limited has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus to be mailed to Wallace Computer Services security holders concerning the planned merger of Wallace Computer Services into a subsidiary of Moore Corporation. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Wallace in connection with the proposed merger, and their interests in the solicitation, is set forth in a proxy statement/prospectus filed with the SEC. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Moore Corporation will be available free of charge from Moore Corporation Limited, c/o Moore Executive Offices, One Canterbury Green, Stamford, Connecticut 06901,
Attention: Investor Relations, Tel. (203) 406-3700 or at www.moore.com. Documents filed with the SEC by Wallace Computer Services will be available free of charge from Investor Relations, Wallace Computer Services, Inc., 2275 Cabot Drive, Lisle, IL 60532-3630, Tel. (630) 588-5000.

________________
Inquiries from analysts, investors and media should be directed to Robert G. Burton Jr., Senior Vice President, Investor Relations for the company at (203) 406-3712.